SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29370; File No. 812-13751]

Virtus Opportunities Trust, et al.; Notice of Application

July 27, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application to amend a prior order under section 12(d)(1)(J) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act

and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

Summary of Application: Applicants request an order that would amend and supersede

("Amended Order") a prior order that permits certain registered open-end management

investment companies to acquire shares of other registered open-end management investment

companies and unit investment trusts ("UITs") both within and outside the same group of

investment companies ("Prior Order").[1] The Amended Order would subject applicants to

different conditions than the Prior Order and delete a condition of the Prior Order.

Applicants: (a) Virtus Opportunities Trust (the "Trust"), including the currently existing series

and all future series thereof; (b) any existing or future registered open-end management

investment companies and any series thereof that are part of the same "group of investment

companies," as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as

amended (the "Act"), as the Trust, and are or will be advised by either Virtus Investment

Advisers, Inc. ("VIA") (formerly Phoenix Investment Counsel, Inc.) or any entity controlling,

---

[1] Phoenix Life Insurance Co, et al., Investment Company Act Release Nos. 27315 (May 8, 2006) (notice) and 27388 (June 5, 2006) (order). The Prior Order granted relief to the applicants and also to Phoenix Life Insurance Company, PHL Variable Insurance Company, Phoenix Life and Annuity Company, Phoenix Variable Advisors, Inc. ("PVA"), companies that were at the time affiliated with Applicants, The Phoenix Edge Series Fund, a registered investment company, and certain registered open-end management investment companies and their series advised by PVA or any entity controlling, controlled by or under common control with PVA.

controlled by or under common control with VIA (together with the series of the Trust, the "Virtus Funds" or "Funds"); and (c) VIA.

Filing Dates: The application was filed on February 3, 2010, and amended on July 20, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 20, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Kevin J. Carr, Esq., Virtus Investment Advisers, Inc., 100 Pearl Street, Hartford, CT 06103.

For Further Information, Contact: Emerson S. Davis, Sr., Senior Counsel, at (202) 551-6868, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is a Delaware statutory trust registered as an open-end management investment company under the Act, and currently offers eighteen Funds.[2] Shares of the Funds are offered directly to the public, but may also be offered in the future to insurance company separate accounts ("Separate Accounts") that fund variable annuity contracts and variable life insurance policies (collectively, the "Contracts") issued by insurance companies that are not affiliates of the Manager (defined below). The Separate Accounts may be registered under the Act ("Registered Separate Accounts"), or unregistered thereunder ("Unregistered Separate Accounts" and together with the Registered Separate Accounts, the "Separate Accounts"). VIA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and serves as investment adviser to each Fund that is a series of the Trust.

2.   The Prior Order permits Funds (each a "Fund of Funds") to invest in: (a) other Funds in the same group of investment companies as the Fund of Funds ("Affiliated Funds"); and/or (b) registered open-end management investment companies ("Unaffiliated Management Companies") and UITs ("Unaffiliated Trusts") that are not part of the "same group of investment companies" as defined in Section 12(d)(1)(G)(ii) of the Act as the Fund of Funds ("Unaffiliated Funds," and together with the Affiliated Funds, the "Underlying Funds"). The Prior Order also permits the Underlying Funds, their principal underwriters, and any broker or dealer registered under the Securities Exchange Act of 1934 ("Exchange Act") to sell shares of an Underlying Fund to a Fund of Funds. Certain of the Unaffiliated Funds may be "exchange-traded funds" that are registered under the Act as UITs or open-end management investment companies and have received exemptive relief to sell their shares on a national securities exchange at negotiated

---

[2] All entities that currently intend to rely on the Amended Order are named as applicants. Any other entity that relies on the Amended Order in the future will comply with the terms and conditions of the application.

prices ("ETFs"). Any investment adviser to a Fund of Funds that meets the definition of section

2(a)(20)(A) of the Act is referred to as a "Manager."

3.   The Amended Order would amend and supersede the Prior Order by deleting

condition 2, which prohibited a Fund of Funds or its Manager, sub-adviser, promoter, principal

underwriter and any person controlling, controlled by or under common control with any of these

entities (each, a "Fund of Funds Affiliate") from receiving from an Unaffiliated Fund or its

investment adviser(s), sponsor, promoter, principal underwriter and any person controlling,

controlled by or under common control with any of these entities (each, an "Unaffiliated Fund

Affiliate") any consideration in connection with any services, transactions or the investment by

the Fund of Funds in the Unaffiliated Fund. The Amended Order will subject applicants to

certain other conditions governing the payment of such consideration consistent with recent

Commission precedent.

4.   Each Fund of Funds may also make investments in securities or instruments that

are not issued by registered investment companies and that are consistent with its investment

objective, including money market instruments. Applicants state that the requested relief will

provide an efficient and simple method of allowing investors to create a comprehensive asset

allocation program.

Applicants' Legal Analysis:

A. Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act from the limitations of sections 12(d)(1)(A) and (B) of the Act to the extent necessary to permit the Funds of Funds to acquire shares of Underlying Funds and to permit the Underlying Funds, their principal underwriters and any broker or dealer registered under the Exchange Act to sell shares of the Underlying Funds to the Funds of Funds.

3.   Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption continues to be consistent with the public interest and the protection of investors.

4.   Applicants state that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds since they are part of the same group of investment companies. To limit the

control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, applicants remain subject to a condition prohibiting: (a) a Manager and any person controlling, controlled by or under common control with such Manager, and any investment company and any issuer that would be an investment company but for section 3(c)(1) or section 3(c)(7) of the Act advised or sponsored by the Manager or any person controlling, controlled by or under common control with the Manager (collectively, a "Group"); and (b) any other investment adviser within the meaning of section 2(a)(20)(B) of the Act to a Fund of Funds (a "Sub-Adviser"), any person controlling, controlled by or under common control with a Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, a "Sub-Adviser Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act.

5.   Applicants further state that proposed condition 2 precludes a Fund of Funds or a Fund of Funds Affiliate from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate, and the Unaffiliated Fund or an Unaffiliated Fund Affiliate. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Management Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, advisory board member, investment adviser, Sub-Adviser, or

employee is an affiliated person (each, an "Underwriting Affiliate," except any person whose

relationship to the Unaffiliated Fund is covered by section 10(f) of the Act is not an

Underwriting Affiliate). An offering of securities during the existence of any underwriting or

selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated

Underwriting."

6.   To further assure that an Unaffiliated Management Company understands the

implications of an investment by a Fund of Funds under the requested Amended Order, prior to

its investment in an Unaffiliated Management Company in excess of the limit in section

12(d)(1)(A)(i), a Fund of Funds and Unaffiliated Management Company will execute an

agreement stating, without limitation, that their boards of directors or trustees and their

investment advisers understand the terms and conditions of the Amended Order and agree to

fulfill their responsibilities under the Amended Order ("Participation Agreement"). Applicants

note that an Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of

Funds in the secondary market) will retain the right to reject an investment by a Fund of Funds.[3]

7.   Applicants state that they do not believe that the proposed arrangement will involve

excessive layering of fees. To assure that the investment advisory fees are not duplicative,

applicants state that, prior to reliance on the requested order and subsequently in connection with

the approval of any investment advisory contract under section 15 of the Act, the board of

directors or trustees ("Board") of each Fund of Funds, including a majority of the directors or

trustees who are not "interested persons," as defined in section 2(a)(19) of the Act ("Independent

Trustees"), will find that the advisory fees charged under a Fund of Fund's advisory contract(s)

are based on services provided that are in addition to, rather than duplicative of, services

---

[3] An Unaffiliated Fund, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

provided pursuant to any Underlying Fund's advisory contract(s). Applicants further state that a

Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal

to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated

Fund pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager,

or an affiliated person of the Manager, other than any advisory fees paid to the Manager or an

affiliated person of the Manager by the Unaffiliated Fund, in connection with the investment by

the Fund of Funds in the Unaffiliated Fund.

8.   Applicants state that with respect to Registered Separate Accounts that invest in a

Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying

Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules

of the National Association of Securities Dealers ("NASD Conduct Rule 2830"), if any, will only

be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to

other investments in a Fund of Funds, any sales charges and/or service fees charged with respect

to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in

NASD Conduct Rule 2830.[4]

9.   Applicants represent that each Fund of Funds will represent in the Participation

Agreement that no insurance company sponsoring a Registered Separate Account funding

variable insurance contracts will be permitted to invest in the Fund of Funds unless the insurance

company has certified to the Fund of Funds that the aggregate of all fees and charges associated

with each contract that invests in the Fund of Funds, including fees and charges at the Separate

Account, Fund of Funds, and Underlying Fund levels, will be reasonable in relation to the

---

[4] Any references to any NASD Conduct Rule include any successor or replacement rule of the Financial Industry
Regulatory Authority, Inc.

services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

10.   Applicants state that the proposed arrangement will not create an overly complex fund structure. Applicants note that an Underlying Fund will be prohibited from acquiring securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A), except in certain circumstances identified in condition 12 below.

B. Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Manager, and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Underlying Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Underlying Fund's outstanding voting securities. In light of these possible affiliations, section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.[5]

---

[5] Applicants acknowledge that receipt of compensation by: (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a

transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed

transaction are fair and reasonable and do not involve overreaching on the part of any person

concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

4.   Applicants submit that the proposed arrangement satisfies the standards for relief

under sections 17(b) and 6(c) of the Act as the terms of the arrangement are fair and reasonable

and do not involve overreaching. Applicants state that the terms upon which an Underlying

Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net

asset value of each Underlying Fund.[6] Applicants also state that the proposed structure will be

consistent with the policies of each Fund of Funds and Underlying Fund, and with the general

purposes of the Act.

Applicants' Conditions:

Applicants agree that any Amended Order granting the requested relief shall be subject to

the following conditions:

---

affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund
of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also
will include this acknowledgement.

[6] Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that
operates as an ETF through secondary market transactions at market prices rather than through principal transactions
with the Underlying Fund at net asset value. Applicants would not rely on the requested relief from section 17(a) for
such secondary market transactions. A Fund of Funds could seek to transact in "creation units" directly with an ETF
pursuant to the requested Section 17(a) relief.

1.   The members of a Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, a Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, it (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Management Company) or as the sponsor (in the case of an Unaffiliated Trust).

A Registered Separate Account will seek voting instructions from its Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares; or (ii) seek voting instructions from its Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.   The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Management Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Management Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Management Company; (b) is within the range of consideration that the Unaffiliated Management Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Management Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Management Company or sponsor to an

Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Management Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Management Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Management Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Management Company. The Board of the Unaffiliated Management Company will consider, among other things: (a) whether or not the purchases were consistent with the investment objectives and policies of the Unaffiliated Management Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether or not the amount of securities purchased by the Unaffiliated Management Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Management Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.   Each Unaffiliated Management Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired; (b) identity of the underwriting syndicate's members; (c) terms of the purchase; and (d) information or materials upon which the determinations of the Board of the Unaffiliated Management Company were made.

8.   Prior to its investment in shares of an Unaffiliated Management Company in excess of the limit set forth in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Management Company in excess of the limit set forth in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Management Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Management Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Management Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Management Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation

Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.　　Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.　Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.　　Each Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.　Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.　In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.　　With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level.　Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be

charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to

other investments in a Fund of Funds, any sales charges and/or service fees charged with respect

to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in

NASD Conduct Rule 2830.

12. No Underlying Fund will acquire securities of any other investment company or

company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives

securities of another investment company as a dividend or as a result of a plan of reorganization

of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act);

or (b) acquires (or is deemed to have acquired) securities of another investment company

pursuant to exemptive relief from the Commission permitting such Underlying Fund to:

(i) acquire securities of one or more investment companies for short-term cash management

purposes, or (ii) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Florence E. Harmon
Deputy Secretary